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CGI Group Inc.
1130 Sherbrooke Street West
7th Floor
Montréal, Québec
H3A 2M8

Tel. 514-841-3200
Fax 514-841-3299
www.cgi.com

February 23, 2011

Wilson K. Lee
Staff Accountant	VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	CGI Group Inc.
Form 40-F for the year ended September 30, 2010
Filed on December 23, 2010
Your file No. 000-29716
Our file No. CACORP-011018-C001 20050228.1.2
Dear Mr. Lee,
     In response to the S. E.C.’s comment letter of January 25, 2011, we are filing this day on EDGAR an amended Form 40-F/A.
     We acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
Benoit Dubé
Executive Vice-President and Chief Legal Counsel
CGI Group Inc.
t. (514) 841-3244
f. (514) 841-3299
e. b.dube@cqi.com